UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: June 29, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

General Meeting

Cellectis S.A. (the “Company”) held its Combined Ordinary and Extraordinary General Meeting (the “Meeting”) on June 27, 2023. Filed as Exhibits 99.1 and 99.2 hereto are the press release and the voting results for the Meeting, respectively.

Board of Directors Update

On June 27, 2023, Mrs. Cécile Chartier has been appointed as director of the Company’s board of director. The terms of office of Mr. Hervé Hoppenot and Mrs. Annick Schwebig ended just after the June 27, 2023 Meeting.

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated June 28, 2023

99.2	Voting Results for the Combined Ordinary and Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

June 29, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer